The information in this pricing supplement is not complete and may be changed.   This pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated October 3, 2017

Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$[•]
Buffered SuperTrackSM Notes due January 3, 2020 Linked to the Performance of a Basket of Equity-Based Reference Assets Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	October 17 2017
Issue Date:	October 20, 2017
Final Valuation Date:*	December 30, 2019
Maturity Date:*	January 3, 2020
Reference Asset:	An equally-weighted basket consisting of the Russell 2000® Index (the “Russell 2000 Index”) and the SPDR® S&P MidCap 400® ETF Trust (the “MidCap ETF”), as set forth in the following table:

Basket Component	Bloomberg Ticker	Initial Level
Russell 2000 Index	RTY <Index>	[•]
MidCap ETF	MDY UP <Equity>	$[•]

The Russell 2000 Index and MidCap ETF are each referred to as a “Basket Component” and collectively as the “Basket Components”
Buffer Percentage:	10.00%
Basket Return:	The Basket Return is the average of the Basket Component Returns for each Basket Component
Upside Leverage Factor:	2.00
Maximum Return:	21.75%
Initial Level:	With respect to a Basket Component, the Closing Level on the Initial Valuation Date, as set forth in the table above
Final Level:	With respect to a Basket Component, the Closing Level on the Final Valuation Date
Payment at Maturity:

If you hold your Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                   If the Basket Return is positive, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x lesser of (a) Basket Return x Upside Leverage Factor and (b) Maximum Return]

If the Basket Return is 10.875% or more, you will receive a payment at maturity of $1,217.50 per $1,000 principal amount Note that you hold

▪                   If the Basket Return is equal to or less than 0.00% but equal to or greater than -10.00%, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                   If the Basket Return is less than -10.00%, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Basket Return + Buffer Percentage)]

If the Basket Return is less than -10.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Basket Return falls below -10.00%. You may lose up to 90.00% of the principal amount of your Notes.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.00%	100.00%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $960.00 and $982.40 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

(2)          Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of Notes, Continued

Basket Component Return:	With respect to a Basket Component, an amount calculated as follows: Final Level – Initial Level Initial Level
Closing Level:

With respect to a Basket Component, on any date, the official closing price or level, as applicable, of such Basket Component on that date as displayed on the applicable Bloomberg Professional® service page as set forth in the table above or any successor page on Bloomberg Professional® service or any successor service, as applicable (rounded to two decimal places, if applicable)

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06744CA35 / US06744CA359

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                  You do not seek an investment that produces periodic interest or coupon payments or other sources of current income

•                  You are willing to accept the risk that you may lose up to 90.00% of the principal amount of your Notes

•                  You anticipate that the Basket Return will be positive and you understand and accept that the return on the Notes will not exceed the Maximum Return

•                  You understand and accept the risk that the lesser performance of one Basket Component will mitigate the performance of the other Basket Component, and you may incur a loss at maturity even if one Basket Component performs positively

•                  You are willing to accept the risks associated with an investment linked to the performance of the Basket Components

•                  You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity

•                  You are willing to assume our credit risk for all payments on the Notes

•                  You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You seek an investment that produces periodic interest or coupon payments or other sources of current income

•                  You seek an investment that provides for the full repayment of principal at maturity and you are unwilling to accept the risk that you may lose up to 90.00% of the principal amount of your Notes

•                  You anticipate that the Basket Return will be negative

•                  You seek uncapped exposure to any positive performance of the Basket Components

•                  You are unwilling to accept the risks that the lesser performance of one Basket Component will mitigate the performance of the other Basket Component and that you may incur a loss at maturity even if one Basket Component performs positively

•                  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Basket Components

•                  You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Final Valuation Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Baskets—Scheduled Trading Days and Market Disruption Events for Securities Linked to a Basket of Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In additions, each Basket Component and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in each case in the accompanying prospectus supplement

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON THE NOTES

Illustrative Calculations of Basket Component Returns, Basket Return and Payment at Maturity

The following example sets forth the methodology used to calculate the Basket Component Returns of each Basket Component and the Basket Return. The numbers set forth in the following example, which have been rounded for ease of reference, are purely hypothetical and are provided for illustrative purposes only. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. This example does not take into account any tax consequences of an investment in the Notes makes the following key assumption:

▪                  Hypothetical Initial Level of each Basket Component: 100.00*

Basket Component	Final Level	Basket Component Return
Russell 2000 Index	110.00	10.00%
MidCap ETF	95.00	-5.00%

* The hypothetical Initial Level of 100.00 for each Basket Component has been chosen for illustrative purposes only. The Initial Level for each Basket Component will be equal to the Closing Level on the Initial Valuation Date.

Step 1: Calculate the Basket Component Return of each Basket Component.

As the table above demonstrates, the Basket Component Return for each Basket Component will be equal to the performance of the Basket Component from its Initial Level to its Final Level, calculated as follows:

Final Level – Initial Level

Initial Level

Step 2: Calculate the Basket Return.

The Basket Return will be equal to the average of the Basket Component Returns for each Basket Component. Accordingly, the Basket Return is equal to 2.50%.

Step 4: Calculate the payment at maturity.

Because the Basket Return is positive, and because the Basket Return times the Upside Leverage Factor is less than the Maximum Return, you will receive a payment at maturity of $1,050.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x lesser of (a) Basket Return x Upside Leverage Factor and (b) Maximum Return]

$1,000 + [$1,000 x 2.50% x 2.00] = $1,050.00

The total return on investment of the Notes is 5.00%.

Additional Examples of Amounts Payable at Maturity

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The hypothetical examples below do not take into account any tax consequences from investing in the Notes.

For a detailed description of how the Basket Return and payment at maturity will be calculated, please see “Illustrative Calculations of Basket Component Returns, Basket Return and Payment at Maturity” above.

Basket Return	Payment at Maturity**	Total Return
50.00%	$1,217.50	21.75%
40.00%	$1,217.50	21.75%
30.00%	$1,217.50	21.75%
20.00%	$1,217.50	21.75%
10.875%	$1,217.50	21.75%
10.00%	$1,200.00	20.00%
5.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-50.00%	$600.00	-40.00%
-60.00%	$500.00	-50.00%
-70.00%	$400.00	-60.00%
-80.00%	$300.00	-70.00%
-90.00%	$200.00	-80.00%
-100.00%	$100.00	-90.00%

** Per $1,000 principal amount Note

The following examples illustrate how total returns set forth in the table above are calculated:

Example 1: The Basket Return is 10.00%.

Because the Basket Return is positive, and the Basket Return times the Upside Leverage Factor is less than the Maximum Return, you will receive a payment at maturity of $1,200.00 per $1,000.00 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x lesser of (a) Basket Return x Upside Leverage Factor and (b) Maximum Return]

$1,000 + [$1,000 x 10.00% x 2.00] = $1,200.00

The total return on investment of the Notes is 20.00%.

Example 2: The Basket Return is -5.00%.

Because the Basket Return is negative but not less than -10.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold.

The total return on investment of the Notes is 0.00%.

Example 3: The Basket Return is -50.00%.

Because the Basket Return is less than -10.00%, you will receive a payment at maturity of $600.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x (Basket Return + Buffer Percentage)]

$1,000 + [$1,000 x (-50.00% + 10.00%)] = $600.00

The total return on investment of the Notes is -40.00%.

Example 4: The Basket Return is 20.00%.

Because the Basket Return is positive, and the Basket Return times the Upside Leverage Factor is greater than the Maximum Return, you will receive a payment at maturity of $1,217.50 per $1,000.00 principal amount Note that you hold.

The total return on investment of the Notes is 21.75%, the maximum possible return on the Notes.

Example 5: The Basket Return is 50.00%.

Because the Basket Return is positive, and the Basket Return times the Upside Leverage Factor is greater than the Maximum Return, you will receive a payment at maturity of $1,217.50 per $1,000.00 principal amount Note that you hold.

The total return on investment of the Notes is 21.75%, the maximum possible return on the Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Basket Components or their components.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•             “Risk Factors—Risks Relating to the Securities Generally”; and

•             “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in Significant Loss—The Notes do not guarantee any return of principal.  If the Basket Return is less than -10.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Basket Return falls below -10.00%.  You may lose up to90.00% of the principal amount of your Notes.

•                  The Return on the Notes Will Not Exceed the Maximum Return—If the Basket Return is positive, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note plus an additional payment that will not exceed $1,000 times the Maximum Return. Accordingly, (i) the maximum possible payment that you may receive at maturity is $1,217.50 per $1,000 principal amount Note and (ii) because the Upside Leverage Factor is equal to 2.00, you will not benefit from any appreciation of the Basket beyond a Basket Return of 10.875%, which may be significant.

•                  The Payment at Maturity of Your Notes is Not Based on the Levels of the Basket Components at Any Time Other than the Closing Levels of on the Final Valuation Date—The Basket Component Return of each Basket Component will be based solely on the Final Level of each Basket Component.  Therefore, if the level of one or more Basket Components drops on the Final Valuation Date, the payment at maturity on the Notes may be significantly less than it would have been had it been linked to the levels of the Basket Components at any time prior to such drop.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment on the Notes, including the Coupon Payments and any payment upon automatic call or at maturity, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the MidCap ETF, the securities included it its underlying index or the securities underlying the Russell 2000 Index would have.

•                  Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The value of the MidCap ETF is subject to:

o                Management risk.  This is the risk that the investment strategy for the MidCap ETF, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices.  However, because the MidCap ETF is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell a security because the security’s issuer was in financial trouble. Therefore, the performance of the MidCap ETF could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

o                Derivatives risk.  The MidCap ETF may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as commodities.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the MidCap ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the MidCap ETF invested only in conventional securities.

o                Tracking and Underperformance Risk (Particularly in Periods of Market Volatility). The performance of the MidCap ETF may not replicate the performance of, and may underperform, its underlying index.  The MidCap ETF will reflect transaction costs and fees that will reduce its relative performance.

Moreover, it is also possible that the MidCap ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index due to differences in trading hours between the MidCap ETF and its underlying index or due to other circumstances. During periods of market volatility, securities underlying the MidCap ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the MidCap ETF and the liquidity of the MidCap ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the MidCap ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the MidCap ETF. As a result, under these circumstances, the market value of the MidCap ETF may vary substantially from the net asset value per share of the MidCap ETF. This variation in performance is called “tracking error” and, at times, the tracking error may be significant.

•     Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Assets Over the Term of the Notes—The level of each Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of a Reference Asset is not an indication of the future performance of that Reference Asset over the term of the Notes.  The historical correlation between Reference Assets is not an indication of the future correlation between them over the term of the Notes.  Therefore, the performance of the Reference Assets individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of any of the Reference Assets.

•     Risks Associated with Small and Mid-Capitalization Stocks May Affect the Notes—The Russell 2000 Index is intended to track the small capitalization segment of the U.S. equity market. The underlying index for the MidCap ETF is intended to track the mid-capitalization segment of the U.S. equity market The stock prices of smaller and mid-sized companies may be more volatile than stock prices of large capitalization companies. Small and mid-capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small and mid-capitalization companies may be less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•     The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•     The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•     The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•     The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•     The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes

•     We and Our Affiliates’  May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Basket Components or their components. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Basket Components and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Basket Components and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts, as described below under “Tax Considerations.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. Even if the treatment of the Notes is respected, the IRS may assert that the Notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the term of the Notes. Our special tax counsel has not expressed an opinion with respect to whether the “constructive ownership” rules apply to the Notes. In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

•                 Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                the level of the Russell 2000 Index, the market price of the MidCap ETF, the components of its underlying index and the components of the Russell 2000 Index;

o                the expected volatility of the MidCap ETF, the components of its underlying index, the Russell 2000 Index and the components of the Russell 2000 Index;

o                the time to maturity of the Notes;

o                the dividend rate on the MidCap ETF, the components of its underlying index and the components of the Russell 2000 Index;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE BASKET COMPONENTS

The Russell 2000® Index

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For more information about the Russell 2000 Index, please see “Indices—The Russell 2000 Indices” in the accompanying index supplement.

Historical Performance of the Russell 2000 Index

The table below shows the high, low and final Closing Level of the Russell 2000 Index for each of the periods noted below. The graph below graph sets forth the historical performance of the Russell 2000 Index based on daily Closing Levels from January 1, 2012 through September 29, 2017. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2012	846.13	747.28	830.30
June 30, 2012	840.63	737.24	798.49
September 30, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1,078.41	989.54	1,073.79
December 31, 2013	1,163.64	1,043.46	1,163.64
March 31, 2014	1,208.65	1,093.59	1,173.04
June 30, 2014	1,192.96	1,095.99	1,192.96
September 30, 2014	1,208.15	1,101.68	1,101.68
December 31, 2014	1,219.11	1,049.30	1,204.70
March 31, 2015	1,266.37	1,154.71	1,252.77
June 30, 2015	1,295.80	1,215.42	1,253.95
September 30, 2015	1,273.33	1,083.91	1,100.69
December 31, 2015	1,204.16	1,097.55	1,135.89
March 31, 2016	1,114.03	953.72	1,114.03
June 30, 2016	1,188.95	1,089.65	1,151.92
September 30, 2016	1,263.44	1,139.45	1,251.65
December 31, 2016	1,388.07	1,156.89	1,357.13
March 31, 2017	1,413.64	1,345.60	1,385.92
June 30, 2017	1,425.98	1,345.24	1,415.36
September 29, 2017*	1,490.86	1,356.91	1,490.86
* For the period beginning on July 1, 2017 and ending on September 29, 2017

Historical Performance of the Russell 2000® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The SPDR® S&P MidCap 400® ETF Trust

We have derived all information contained in this preliminary pricing supplement regarding the MidCap ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, The Bank of New York Mellon, as trustee of the SPDR® S&P MIDCAP 400® ETF Trust (the “SPDR Trust”), and PDR Services LLC (“PDRS”), as sponsor of the SPDR Trust (the “SPDR Trustee”). The SPDR Trust is a unit investment trust that issues securities called units. Each share of the MidCap ETF represents a unit of the SPDR Trust. The MidCap ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “MID”.

The SPDR Trust is an investment company registered under the Investment Company Act of 1940, as amended. Units of the SPDR Trust represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500 Index. Information provided to or filed with the SEC by the SPDR Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-89088 and 811-08972, respectively, through the SEC’s website at http://www.sec.gov.

We have not independently verified the accuracy or completeness of information contained in the SPDR Trust’s prospectus or website or any other publicly available information regarding the SPDR Trust.  Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The objective of MidCap ETF is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P MidCap 400® Index (the “S&P MidCap 400 Index”). The S&P MidCap 400 Index consists of 400 component stocks selected to provide a performance benchmark for the medium market capitalization segments of the U.S. equity markets.  For more information about the S&P MidCap 400 Index, see “Indices—The S&P U.S. Indices” in the accompanying index supplement.

To maintain the correspondence between the composition and weightings of the stocks held by the SPDR Trust and the component stocks of the S&P MidCap 400 Index, the SPDR Trustee adjusts the holdings of the SPDR Trust from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks of the S&P MidCap 400 Index. The SPDR Trustee aggregates certain of these adjustments and makes changes to the holdings of the SPDR Trust at least monthly or more frequently in the case of significant changes to the S&P MidCap 400 Index.

The value of SPDR Trust units fluctuates in relation to changes in the value of the holdings of the SPDR Trust. The market price of each individual SPDR Trust unit may not be identical to the net asset value of such SPDR Trust unit.

The SPDR Trust may not be able to replicate exactly the performance of the S&P MidCap 400 Index because the total return generated by the SPDR Trust’s portfolio of stocks and cash is reduced by the expenses of the SPDR Trust and transaction costs incurred in adjusting the actual balance of the SPDR Trust’s portfolio. In addition, it is possible that the SPDR Trust may not always fully replicate the performance of the S&P MidCap 400 Index due to the unavailability of certain component stocks of the S&P MidCap 400 Index in the secondary market or due to other extraordinary circumstances.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the SPDR Trust, the SPDR Trustee or PDRS. None of the SPDR Trust, the SPDR Trustee or PDRS makes any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. None of the SPDR Trust, the SPDR Trustee or PDRS has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Historical Performance of the MidCap ETF

The table below shows the high, low and final Closing Levels of the MidCap ETF for each of the periods noted below. The graph below sets forth the historical performance of the MidCap ETF based on daily Closing Levels from January 1, 2012 through September 29, 2017. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2012	182.84	160.84	180.67
June 30, 2012	182.28	162.51	171.30
September 30, 2012	187.35	166.37	179.92
December 31, 2012	188.05	172.52	185.71
March 31, 2013	209.72	190.72	209.72
June 30, 2013	221.19	201.00	210.38
September 30, 2013	229.36	212.91	226.33
December 31, 2013	244.20	222.40	244.20
March 31, 2014	253.00	230.30	250.57
June 30, 2014	260.56	239.77	260.56
September 30, 2014	262.60	248.33	249.32
December 31, 2014	267.81	234.27	263.97
March 31, 2015	279.67	256.41	277.24
June 30, 2015	281.66	272.63	273.20
September 30, 2015	276.81	245.62	248.89
December 31, 2015	268.49	248.35	254.09
March 31, 2016	262.72	225.58	262.72
June 30, 2016	277.99	257.47	272.38
September 30, 2016	288.35	269.65	282.27
December 30, 2016	309.09	268.63	301.73
March 31, 2017	319.92	303.03	312.42
June 30, 2017	322.45	305.45	317.62
September 29, 2017*	326.41	308.35	326.33
*For the period beginning on July 1, 2017 and ending on September 29, 2017

Historical Performance of the SPDR® S&P MidCap 400® ETF Trust

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Reference Assets. Assuming this treatment is respected, subject to the possible application of the constructive ownership rules, upon a sale or exchange of the Notes (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes. This gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. The Notes could be treated as constructive ownership transactions within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the term of the Notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the Notes described above, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” exclude from their scope instruments issued in 2017 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Issue Date indicated on the cover of this pricing supplement, which will be the third business day following the Initial Valuation Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.